MVB Financial Corp.

301 Virginia Avenue

Fairmont, West Virginia 26554

(304) 363-4800

December 8, 2004

Via Facsimile (202) 942-9641

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MVB Financial Corp.

File No. 333-120931

Accession Number: 0001193125-04-206322

Filing Date: December 2, 2004

Dear Sir/Madam:

Reference is hereby made to the Registration Statement on Form SB-2 referred to above filed by the Registrant with the Securities and Exchange Commission on December 2, 2004. The Registrant hereby amends the facing page of such Registration Statement to include the following provision:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 Securities and Exchange, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

Sincerely,

/s/ James R. Martin
President and Chief Executive Officer for and on behalf of MVB Financial Corp.

cc (via Facsimile): William C. Friar – (202) 942-9641